UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Investors: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	Media: Gil Messing Check Point Software Technologies +1.650.628.2260 press@checkpoint.com

CHECK POINT SOFTWARE APPOINTS ROEI GOLAN CHIEF FINANCIAL OFFICER

SAN CARLOS, CA – May 11, 2023 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cybersecurity solutions globally, today announced the appointment of Roei Golan to Chief Financial Officer, after serving as acting Chief Financial Officer since November 2022. Mr. Golan brings over 15 years of experience in finance to the role.

“Mr. Golan’s comprehensive experience spanning technology and finance makes him the ideal candidate to lead our business through the next stage of growth and beyond,” said Gil Shwed, Founder and Chief Executive Officer of Check Point Software.

Mr. Golan joined Check Point’s finance department in 2021 after working at Ernst & Young for 11 years, where he held the role of Managing Director in the Technology Practice. Mr. Golan holds a B.A, Economics and Accounting from Ruppin Academic Center and an M.B.A in Finance Management from Tel Aviv University in Israel. Mr. Golan is a certified public accountant.

Mr. Golan will replace Tal Payne, a beloved 15-year veteran of Check Point Software who has been on sabbatical since November 2022. Ms. Payne has decided to continue pursuing her passion for travel and cycling and not return to work.

“We thank Ms. Payne for her 15 years of dedication to Check Point Software and her valued leadership. During her tenure the company’s revenues grew from 731 million dollars to 2.3 billion dollars and delivered industry leading profitability,” said Gil Shwed, Founder and Chief Executive Officer of Check Point Software.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to corporate enterprises and governments globally. Check Point Infinity’s portfolio of solutions protects enterprises and public organizations from 5th generation cyberattacks with an industry leading catch rate of malware, ransomware, and other threats. Infinity comprises four core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management; Check Point Horizon, a prevention-first security operations suite. Check Point protects over 100,000 organizations of all sizes.

Follow Check Point via:
Twitter: http://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: http://blog.checkpoint.com
YouTube: http://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

©2023 Check Point Software Technologies Ltd. All rights reserved.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Roei Golan
Roei Golan
Chief Financial Officer

May 11, 2023

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